Exhibit 99.5

Management’s
Discussion
&
Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 17, 2011

INTRODUCTION

The following discussion and analysis, which is the responsibility of management, should be read in conjunction with the Consolidated Financial Statements and accompanying notes of Energy Fuels Inc. (the “Company” or “Energy Fuels”) for the years ended September 30, 2011 and September 30, 2010. This discussion contains certain forward-looking information and statements. Please see “Risk Factors” and “Cautionary Statement on Forward-Looking Information and Statements” for a discussion of the risks, uncertainties and assumptions relating to this information and these statements. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

In this discussion, the terms “Company”, “we”, “us” and “our” refer to the Company and, as applicable, the Company’s wholly-owned subsidiaries Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Exploration Inc., Magnum Uranium Corp. (“Magnum Uranium”) and its wholly-owned subsidiary Magnum Minerals USA Corp. as a group. All financial information in this discussion and analysis is presented in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Additional Information

Additional information relating to Energy Fuels Inc., including all public filings and financial statements, are available on SEDAR at www.sedar.com, and on the Company’s website at www.energyfuels.com.

Stephen P. Antony, P.E., President & CEO of the Company, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the exploration information and technical disclosure in this MD&A.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	2

FISCAL YEAR 2011 SIGNIFICANT EVENTS

On March 31, 2011, the Company completed a public offering for net proceeds of $10,123,000, net of cash costs totalling $1,377,000. A total of 23,000,000 units were issued at a price of $0.50 each, with each unit comprising one Common Share and one-half of a warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Common Share at a price of $0.65 per share until March 31, 2015. The proceeds are being used to continue advancing the Piñon Ridge Mill licensing and construction planning process, to maintain existing permits and facilities, for resource expansion on currently owned mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of the Company’s property consolidation strategy.

On December 5, 2011 the Company and Titan Uranium Inc. ("Titan") entered into a Business Combination Agreement (“Merger Agreement”) whereby EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Titan (the "Transaction"). Upon closing of the Transaction, Titan shareholders will receive 0.68 common shares of EFI for each whole common share of Titan and will own approximately 42% of the issued and outstanding common shares of EFI.

The Company advanced the strategic objective to become a fully integrated producer with milestones related to the licensing process for the proposed Piñon Ridge Mill (“Mill”) as follows:

o	License/Permits --

> On January 5, 2011 received conditional approval and on March 7, 2011, received final approval by the Colorado Department of Public Health and Environment (“CDPHE”) for a Radioactive Materials License (“License”) for the 500 ton per day Mill facility, allowing the Corporation to build and operate the first conventional uranium mill in the U.S. in thirty years.

> On October 27, 2011, received approval from the Environmental Protection Agency (“EPA”) for the construction of the tailings impoundment and evaporation pond facilities for the Mill. These facilities will manage the tailings and wastewater produced by the Mill. Radon emissions from uranium tailings and wastewater are regulated by the EPA under the National Emission Standards for Hazardous Air Pollutants (“NESHAPS”).

> The remaining primary permit to be received is the air quality permit from the Colorado Air Pollution Control Division (“CAPCD”). The decision on this permit is expected during the 1st calendar quarter of 2012.

o	Litigation --

> On February 4, 2011, Judge James Schum of the State of Colorado District Court in Montrose County denied the legal challenge by Sheep Mountain Alliance (“SMA”) of the decision by the Montrose County Board of County Commissioners (“MCBOCC”) to approve the Special Use Permit for the Company’s Mill, originally approved on September 30, 2009. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals upheld the District Court’s decision. SMA has 15 days to request a rehearing on the case or alternatively, SMA can petition the Colorado Supreme Court to hear the case. SMA is a non-governmental organization based in Telluride, Colorado.

> On February 8, 2011, SMA filed a complaint in District Court, City and County of Denver, Colorado, that names CDPHE as Defendant and EFRC as a party whose rights are directly affected by the disposition of the case and alleges improprieties in the January 5, 2011, issuance of the License to EFRC by CDPHE for the Company’s Mill. On February 23, 2011, CDPHE filed a comprehensive Motion to Dismiss SMA’s lawsuit. On March 10, 2011, the Company filed its own Motion to Dismiss SMA’s lawsuit. On May 25, 2011, motions by CDPHE and the Company to dismiss the complaint filed by SMA against the CDPHE were denied by the District Court in the City and County of Denver. The decision by the court addressed issues of jurisdiction and standing of the Plaintiffs and notably did not review or address any facts or substantive aspects of the complaint.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	3

FISCAL YEAR 2011 SIGNIFICANT EVENTS (continued)

o	Financial --

> Posted a surety bond in the amount of US$1.37 million with CDPHE on May 6, 2011 for the 1st instalment of the Decommissioning Funding Plan (“DFP”) required by the License. In March 2011, the Company transferred US$844,400 in cash to CDPHE for the Long-term Care fund component.

o	Construction Planning -- > Completed Phase 1 of the process to develop detailed engineering construction drawings. The Company incurred approximately $575,000 for this first phase.

Advanced the strategic objective of expanding and consolidating assets located in the Western U.S. in the historic Colorado Plateau uranium/vanadium mining district as follows:

o	La Sal-Energy Queen District --
> Expanded the uranium property position adjoining the Energy Queen Mine by acquiring two Utah State Mineral Leases and 13 unpatented claims from Uranium One Inc. in November 2010.

o	San Rafael District --

> In February 2011, the Company issued 1,046,067 common shares valued at US$1.2 million to purchase the rights for ten Hollie claims, located in Emery County, Utah from Titan Uranium USA, Inc. The Hollie claims are located about 120 highway miles from the site of the proposed Piñon Ridge Mill and are surrounded by claims owned by the Company in the San Rafael uranium district.

o	Colorado Plateau Partners LLP joint venture (La Sal-Energy Queen District) --

> In November 2010, Colorado Plateau Partners (“CPP”) acquired 94 contiguous mining claims (1,942 acres) in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt, along with a Utah State Mineral Lease on two nearby properties (733 acres). All of these properties were acquired from Uranium One. They are located in close proximity to two other Utah State leases already owned by CPP and are about 70 highway miles from Energy Fuels’ proposed Mill. The properties were acquired for a nominal cash payment and overriding royalties.

> In February 2011, the Company issued 1,064,895 common shares valued at US$1.0 million to purchase the mining lease and all related data for the Calliham Mine, located in San Juan County, Utah from Nuvemco LLC. This property is in the designated area of interest of the CPP. The property was contributed to the CPP joint venture after the Company’s partner, Lynx-Royal JV LLC (“Lynx- Royal”), agreed to the contribution.

> In July 27, 2011, the Company paid $500,000 to purchase the mining lease and all related data for the Crain Property, located in San Juan County, Utah from UEC Resources Ltd. This property is in the designated area of interest of CPP. The property was contributed to the joint venture after Lynx- Royal agreed to the contribution.

> In October 2011, the Company purchased a 20-year mining lease (the “Skidmore Lease”) in southeast Utah’s Sage Plain District from privately held Nuclear Energy Corporation for US$1,500,700. The Skidmore Lease, located on approximately 709 acres in San Juan County, Utah, includes large portions of the historic Calliham Mine and is adjacent to the Calliham Lease, the Crain Lease, the Sage Properties, and other mining claims already owned or controlled by Energy Fuels through CPP. With this acquisition, Energy Fuels has assembled sufficient contiguous historical resource acreage to begin permitting a uranium and vanadium mine in the Uravan Mineral Belt with Utah’s Department of Oil, Gas, and Minerals. This has the potential to be the third mine permitted to feed Energy Fuels’ proposed Mill near Naturita, Colorado.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	4

OPERATIONS AND PROJECTS

Piñon Ridge Mill Licensing Process -
o	Incurred costs of $1,144,000 for activities related to the License received from CDPHE.
o	Incurred costs of $575,000 for Phase 1 activities for detailed engineering construction drawings.

Development of permitted mines -
o	Whirlwind Mine – incurred costs of $754,000 for property holding, exploration and permit compliance activities.
o	Energy Queen Mine – incurred costs of $267,000 for exploration and permit compliance activities.

Exploration Projects –
o

Arizona Strip Partners Joint Venture – managed the joint venture exploration activities on the Arizona Strip with costs in the amount of $462,000 funded by the joint venture partner for earn-in credit.

FINANCIAL CONDITION & LIQUIDITY

The Company’s cash expenditures during the fiscal year ended September 30, 2011 were $7,664,000 of which $1,610,000 was used for collateral for surety bonds posted primarily for the DFP required under the License, $2,585,000 was invested primarily in mineral properties and mill licensing, $3,082,000 was used for general operations including management and staff salaries, facility costs, investor relations, professional fees and corporate governance costs, and $387,000 in working capital reductions.

On March 31, 2011, the Company completed a public offering for net proceeds of $10,123,000, net of cash costs totalling $1,377,000.

Cash reserves were $7,225,000 at September 30, 2011.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	5

OUTLOOK

The spot uranium price per lb. of U3 O8 increased from US$46.75 per lb. at September 30, 2010 to US $52.50 per lb. at December 8, 2011, a 12% increase. While there has been a downward impact on market prices from the market tumult caused by the severe damage to Japan’s Fukushima Daiichi I and II Nuclear Power Plants in March, 2011, most forecasts continue to predict long-term upward trending uranium market prices as China, India, Russia and other Pacific Rim countries with expansive nuclear plant construction programs begin to bring plants on-line.

With this market forecast in mind, the Company’s goal is to have fully integrated production capability in place during 2013-2014, subject to the timing of completion of litigation activities related to the License and the Montrose County Special Use Permit and the Company’s ability to obtain financing on acceptable terms.

The Piñon Ridge Mill license application was conditionally approved by CDPHE on January 5, 2011, with final approval granted on March 7, 2011. As a result of the approval, the Company has started engineering activities to prepare detailed plans for construction of the mill complex.

The Company will continue the Colorado Plateau consolidation strategy by funding exploration activities on its mineral property portfolio and pursuing other property merger and acquisition opportunities.

While management believes the long-term outlook remains favourable, the economic uncertainty and financial market volatility that could impact the long-term financial condition, liquidity and future prospects of the Company cannot be ignored. The Company will continue to look for opportunities to reduce costs and defer projects that do not offer immediate return on investment.

The Company’s ability to continue as a going concern is dependent upon its ability to finance its current and future operations and future capital expenditures. The Company will continue to review and evaluate financing options based on market conditions, including capital raised through the public equity markets or strategic partner(s) for continued investment in the Colorado Plateau mining infrastructure. However, there is no assurance that equity or any other type of funding will be available to Energy Fuels at the times or amounts required to fund the Company’s activities beyond the end of FY 2012.

OVERVIEW AND DESCRIPTION OF BUSINESS

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration and mine development company listed on the Toronto Stock Exchange; trading symbol: ‘EFR’. The Company’s mission has been to build a fully integrated uranium and vanadium production company through exploration, development, mining, milling and sales, primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado, Utah and Arizona) and in the broader western United States.

The Colorado Plateau is the highest producing and highest grade uranium region in the United States. In the 42 years between 1948 and 1990, approximately 250 million pounds of natural uranium (“U3O8”) were produced from Colorado and Utah, an average of about 6 million pounds per year. This production ceased only because uranium prices would no longer support the costs of production, not because of resource depletion.

The Company has focused its core strategy on the Colorado Plateau for the following reasons:

Reserve and grade risk – the reserve base and mining history for the Colorado Plateau region is well documented.
Process risk – the ore feedstock recovered from conventional mining techniques combined with a well-proven milling process facilitates production of consistent recoveries of yellowcake.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	6

OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Permitting and regulatory risk – the state of Colorado and the state of Utah natural resource regulatory agencies are objective and sophisticated in managing their regulatory programs; in addition, Colorado is an “Agreement State” for mill licensing, whereby the licensing authority is the CDPHE instead of the federal Nuclear Regulatory Commission.

Market risk – The Colorado Plateau uranium ore deposits also include recoverable quantities of vanadium which are marketed to the steel industry as an alloying agent and is utilized in vanadium batteries; vanadium is recovered as a by-product in the milling process providing a second commodity for a market not related to the uranium market.

Country risk – The location of mineral properties in the United States present little risk of government expropriation.

The Company currently has two permitted mines in its mineral property portfolio. The Whirlwind Mine is located in the Upper Uravan Mineral Belt approximately 4 miles southwest of Gateway, Colorado and received its final permit approval from local, state and federal regulators in September 2008. The Energy

Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah. Energy Queen’s permit was transferred by Denison Mines (USA) to Energy Fuels in January 2008.

In July 2007, Energy Fuels acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which to build its Piñon Ridge uranium mill. The Piñon Ridge mill site is large enough to accommodate a mill to meet the needs of the Company for at least 40 years of mill operation from the milling of 500 tons per day (“tpd”) of ore, which could be supplied from this regional resource base. While the mill complex and site are designed for the milling of 500 tpd of ore, it could be expanded to a 1,000 tpd production rate if market conditions warrant. However, expansion to 1,000 tpd would require application for a permit modification and be subject to the regulatory process associated therewith.

After acquisition of the land in July 2007, work started immediately to gather the necessary environmental baseline and site characterization data to support the license application. Basic engineering design of the mill was initiated soon afterward in the fall of 2007.

In July of 2008, the Company applied to Montrose County, Colorado, for its Special Use Permit, requesting that the land use designation for the 880 acre mill site be changed from “General Agricultural” to “Mineral Resource Operation Facility”. The county permitting process required Energy Fuels to work through three levels of County regulation including the West End Planning Advisory Committee, the Montrose County Planning Commission, and the Board of County Commissioners. There were a total of six public meetings with three separate project presentations and more than 30 hours of testimony from over 300 interested parties, including residents of Montrose County, and many from outside the County. On September 30, 2009, the Special Use Permit was unanimously approved by the Montrose County Board of County Commissioners (“MCBOCC”).

The application for the license was submitted to CDPHE on November 18, 2009 and CDPHE found it to be complete on December 18, 2009. Technical review of the license application started immediately, and on April 21, 2010, CDPHE issued a news release establishing a deadline of January 17, 2011, for them to issue a decision on the license application.

In addition to the public hearings held as part of the Montrose County Special Use Permit approval, the CDPHE held seven meetings in western Colorado during its review process to obtain public input on Energy

Fuels’ license application. As part of their technical review, CDPHE issued four separate comprehensive requests for additional information that were addressed by Energy Fuels in detailed response documents.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	7

OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

On January 5, 2011, Energy Fuels was granted conditional approval by CDPHE for a Radioactive Materials License for the 500 ton per day Piñon Ridge Mill facility. The conditional approval granted Energy Fuels 60 days to review the License and to decide whether to request a formal hearing on any terms and conditions of the License. Energy Fuels did not request a hearing and accordingly, the CDPHE License approval became final on March 7, 2011.

The Company’s property acquisition and exploration activities have been oriented in the short-term to expanding the current resource base in the Colorado Plateau and in the long-term to exploring the Arizona Strip located in northern Arizona for its high grade ore deposits. The Company will continue to pursue opportunities to consolidate and grow the resource position within the Colorado Plateau as they become available and as capital permits. For risk sharing and capital preservation purposes, the exploration activities in the Arizona Strip are now conducted through a joint venture with Royal USA Inc., a subsidiary of Royal Resources Limited based in West Perth, Australia.

Management will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within the Company’s mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon the Company’s continuing ability to finance expenditures and achieve profitable operations. The Company continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

PIÑON RIDGE MILL LICENSING

On January 5, 2011, Energy Fuels was granted conditional approval by the CDPHE for a Radioactive Materials License for the 500 ton per day Piñon Ridge Mill facility to be constructed twelve miles west of Naturita, Colorado in western Montrose County. The License approval was the most significant hurdle to be completed before Energy Fuels is allowed to build and operate the first conventional uranium mill to be constructed in the US in 30 years. The remaining primary permit to be received is an air quality permit from the CAPCD. The decision on this permit is expected during the first calendar quarter of 2012.

The significant terms and conditions of the License are as follows:

Authorized Radioactive Material and Uses

Authorized to possess and use not more than 100,000 short tons of unrefined and unprocessed ore containing source material in any form for the commercial processing and recovery of uranium. The ore shall contain, on average, 0.23% uranium by weight.

Authorized to process, store, and distribute to authorized recipients concentrated uranium product in the form of yellowcake (U3 O8 , UO2 , UO3 , and UO4).
Authorized to possess and store yellowcake in quantities not to exceed 150 metric tons (330,690 pounds).

Authorized to possess and store within the CDPHE approved designated on-site impoundments not more than 1,850,000 cubic yards of tailings or wastes produced by the extraction or concentration of uranium from ore processed primarily for its source material content.

Authorized to operate the mill at a capacity up to 500 short tons of uranium ore processed per day.

Pre-Construction

Obtain all applicable permits and other authorizations of local, state and federal agencies with authority over health, safety and environmental protection.
Obtain CDPHE approval of final design and construction plans, including plans for quality assurance and quality control.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	8

PIÑON RIDGE MILL LICENSING (continued)

Financial Assurance

Shall comply with the financial assurance requirements of both Part 3, Sections 3.9.5, 3.9.6, and Part 18 of the Colorado Radiation Control Act, Title 25, Article 11, Colorado Revised Statutes and the State of Colorado Rules and Regulations Pertaining to Radiation Control as follows:

o	CDPHE approved financial warranty for decommissioning which shall remain in effect for the duration of the License in the amount of US$11,070,890.
o	A long-term care fund in the amount of US$844,400 deposited with the state treasury at license issuance.
o	A CDPHE approved decommissioning funding plan.
o	Annual review of the financial assurance agreement and instruments for adequacy based on annual updated cost estimates.

The Piñon Ridge Mill, when constructed, will create 85 direct jobs at the site paying $40,000 to $70,000 per year in this economically depressed region of Colorado, along with 230 new jobs to be created in mining, transportation, and support services. It will produce about 850,000 lbs. per year of yellowcake or U3O8, enough to provide the annual fuel requirement for 2000 megawatts of power which would supply a city 1 ½ times the size of Denver, Colorado. Additionally, the mill will produce about 3.7 million lbs. per year of vanadium pentoxide (V2O5), a material used primarily as an alloying agent in steelmaking and finding new application as an electrolyte in high capacity batteries for use in storing power generated by wind farms and solar generators in the renewable energy industry.

On February 4, 2011, the state District Court in Montrose County, Colorado denied a legal challenge by SMA of the decision by the MCBOCC to approve a Special Use Permit for the Company’s Piñon Ridge Mill, originally approved on September 30, 2009. On March 18, 2011, SMA appealed the District Court’s decision to the

Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals upheld the District Court’s decision. SMA has 15 days to request a rehearing on the case or alternatively, SMA can petition the Colorado Supreme Court to hear the case.

On February 8, 2011, SMA filed a complaint in state District Court, City and County of Denver, Colorado, against CDPHE and named the Company’s wholly-owned subsidiary, EFRC, as a party whose rights are directly affected by the disposition of the case. The complaint seeks to invalidate the issuance of the License to EFRC by CDPHE and alleges that the License was issued without compliance with the substantive and procedural requirements of Colorado Radiation Control Act and the federal Atomic Energy Act, both of which are implemented by the CDPHE. The Company believes that this lawsuit is without merit and intends to vigorously oppose it.

On February 23, 2011, CDPHE filed a comprehensive Motion to Dismiss SMA’s lawsuit. In its Motion to Dismiss, CDPHE argued that SMA’s complaint fails to state any claim over which the Denver District Court has jurisdiction to grant relief. Moreover, CDPHE argued that SMA lacks standing to sue the State regarding this license decision because SMA has failed to show an injury in fact to any interest protected by law. The court hearing to consider such Motion has not been scheduled. On March 10, 2011, the Company filed its own

Motion to Dismiss SMA's lawsuit. The Company’s motion joins in the arguments presented in CDPHE's motion and specifically asks the Court to dismiss SMA’s First Claim for Relief, which alleges that CDPHE issued the Company’s radioactive materials license without conducting the necessary administrative procedures. The Company’s Motion to Dismiss argues that SMA’s interpretation of the applicable statutes, as set forth in its First Claim for Relief, is legally incorrect, and that, as a result, the Court must dismiss that claim. On May 25, 2011, the motions to dismiss the complaint were denied by the Denver District Court.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	9

PIÑON RIDGE MILL LICENSING (continued)

During the year ended September 30, 2011, the Company expended $1,719,000 for activities related to the mill licensing process, with costs of $1,144,000 for activities related to the License and costs of $575,000 for Phase 1 activities for detailed engineering construction drawings. Since acquisition of the mill property and inception of the mill permitting process in July 2007, the Company has spent $13.3 million on the licensing process through the fiscal year ended September 30, 2011. These expenditures have been capitalized in Mineral Properties and Deferred Costs on the balance sheet and are comprised of $1.4 million for property acquisition costs and $11.9 million for costs related to developing the data required for the License, including site and environmental baseline characterization data, facility design and construction engineering plans, and costs for obtaining other key permits such as the Special Use Permit from Montrose County and the air quality permits from the CAPCD.

MINE DEVELOPMENT AND MINERAL PROPERTIES

Mine Development

Whirlwind Mine

The Whirlwind Mine is a permitted mine that consists of 216 leased unpatented lode claims and a Utah State lease (approx. 4,700 acres) in Mesa County, Colorado and Grand County, Utah. The mine’s portal is located approximately 4 miles southwest of Gateway, Colorado. The NI 43-101 indicated mineral resource at the Whirlwind Mine is 187,849 tons containing 1,095,422 lbs U3O8 (0.30%) and 3,598,438 lbs. V2O5 (0.97%) and the NI 43-101 inferred mineral resource is 437,100 tons containing 2,000,000 lbs U3O8 (0.23%) and 6,472,000 lbs. V2O5 (0.72%) .

The Company continued to perform environmental and permit compliance activities, safety inspections, and equipment and facilities maintenance. During the year ended September 30, 2011, the Company incurred $754,000 in expenditures at the Whirlwind Mine, which was comprised of development/standby and permit compliance costs of $257,000 and payment of an advance royalty in the amount of $497,000.

The Whirlwind Mine is currently in a position to “turn-on” and can begin ramping up toward full production within approximately 60 - 90 days of a decision to proceed. Such a decision will be based on the prevailing market conditions for uranium and vanadium and the Company’s ability to secure an acceptable milling agreement. In addition, the requisite financing must be available to the Company before it can move into production.

Further details on the Whirlwind Mine may be obtained on the Company’s web site www.energyfuels.com.

Energy Queen Mine

The Energy Queen Mine is a permitted mine located near the west end of the La Sal Mineral Belt, some three miles west of the town of La Sal, Utah. It consists of 702 acres of leased land. The mine has the head-frame, a 785-foot deep shaft, hoist, and other infrastructure in place as a result of mine development activities by prior owners. Bids for refurbishing the in-place facilities and cost estimates for materials and supplies have been obtained and developed into a total cost of rehabilitating the Energy Queen Mine. The NI 43-101 measured mineral resource at the Energy Queen Mine is 136,870 tons containing 789,960 lbs. U3O8(0.29%) and 3,446,690 lbs. V2O5(1.26%), the indicated mineral resource is 86,820 tons containing 605,925 lbs. U3O8 (0.35%)and 2,582,950 lbs. V2O5(1.49%) and the NI 43-101 inferred mineral resource is 67,780 tons containing 366,250 lbs U3O8(0.27%) and 1,804,460 lbs. V2O5(1.33%) .

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	10

MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Energy Queen Mine (continued)

The Company continued to perform all environmental and permitting compliance activities, safety inspections, equipment and facilities maintenance, and security at the mine site. During the year ended September 30, 2011, the Company expended $267,000 at the Energy Queen Mine, which was comprised of advance royalties of $61,000 and development/standby and permit compliance costs of $206,000.

Further details on the Energy Queen Mine may be obtained on the Company’s web site www.energyfuels.com.

Sage Plain Project

In FY 2011 the Company, along with its CPP joint venture partner, Lynx-Royal, acquired several close-spaced and contiguous properties in the area of south eastern Utah-south western Colorado known as the Sage Plain. These properties are located in the southern end of the Uravan Mineral Belt containing historic resources of sandstone-hosted uranium-vanadium deposits. The Sage Plain Project contains two historic producing mines, the Calliham and the Sage and the Company has now assembled sufficient contiguous historical resource acreage to begin permitting and developing a mine. The permit application and mine operating plans will be submitted to Utah’s Department of Oil, Gas, and Minerals, who has regulatory oversight.

The Sage Plain Project is comprised of 5,635 acres of the property, including approximately 1,680 acres of fee land (Calliham Lease-acquired January 2011, Crain Lease-acquired May 2011, and Skidmore Lease-acquired October 2011), about 2,013 acres of Utah State Lease land, and approximately 1,942 acres of BLM land covered by the unpatented claims. All of these properties, with the exception of the Skidmore Lease, are owned by CCP.

In accordance with the terms of the CPP joint venture agreement, in October 2011 the Company proposed to assign the Skidmore Lease to CPP. On November 23, 2011, Lynx-Royal declined the offer to participate. As a result, the development and production expenditures related to the Skidmore Lease will be paid 100% by Energy Fuels, while the development and production expenditures related to the Calliham, Crain and Sage Leases will be shared 50/50 by the partners of CPP. As the contractual operator of any mines developed by CPP, Energy Fuels will have the authority to direct all production from the Sage Plain Project as feed for the Piñon Ridge Mill.

Historic resource estimates for the area are based on 1991 and 1994 internal reports by Umetco Minerals Corporation (“Umetco”), successor to Union Carbide Corporation. Umetco was a prior operator of the Calliham and other successful mines and a mill in the region. Umetco did not use categories of reserves that conform to the current CIM definitions, thus are not NI43-101 compliant. A Technical Report which will meet NI43-101 standards is underway. CPP is conducting verification/exploration drilling in the fall of 2011.

The 1994 report prepared by Umetco states that the Skidmore, Crain, Calliham, Sage, and other nearby properties, collectively referred to as the “Sage Plain Project Area” by Energy Fuels, which is all owned or controlled by the Company through CPP, contain 627,850 tons of historical “mineable” and “potential” uranium and vanadium resources at grades of 0.21% U3O8 (2,636,620 lbs.) and 1.268% V2O5 (15,921,780 lbs.).

The Company intends to begin permitting and development activities for the Sage Plain Project during FY 2012. The Company has budgeted approximately US$540,000 for permitting and development work on the Sage Plain Project during FY 2012. Permitting activities are budgeted for $400,000 and are primarily for monitoring wells and construction of water treatment facilities. Development work is budgeted at US$140,000 and will be primarily activities related to underground maintenance and repairs.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	11

MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Titan Uranium Inc. Merger

On December 5, 2011 the Company and Titan Uranium Inc. ("Titan") entered into an Business Combination Agreement (“Merger Agreement”) whereby EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Titan (the "Transaction"). Upon closing of the Transaction, Titan shareholders will receive 0.68 common shares of EFI for each whole common share of Titan and will own approximately 42% of the issued and outstanding common shares of EFI.

The execution of the Merger Agreement followed satisfactory completion of the following conditions:

(1)	Satisfactory completion of due diligence investigations by the both parties.
(2)	Execution of support agreements with all directors and officers of Titan and with the two largest shareholders of Titan.
(3)	Execution of support agreements with all directors and officers of EFI and with the two largest shareholders of EFI.
(4)	Approval by the Board of Directors of each of Titan and EFI.

The Merger Agreement also provides that, upon signing of the Agreement and satisfaction of certain conditions, EFI will lend Titan up to US$1.5 million in the form of a secured bridge loan. The loan is secured by Titan’s Sheep Mountain Project and would bear interest at a rate of 5% per annum payable at maturity and would mature upon the earlier of the closing of the Transaction and March 1, 2012. The Merger Agreement also permits Titan to obtain interim debt financing of up to $1.0 million prior to the closing of the Transaction.

The Merger Agreement contains customary deal protection mechanisms, including a break fee payable in certain events, non-solicitation provisions and rights to match a superior proposal. Completion of the Transaction is also subject to the following additional conditions:

(1)	Sale of Titan’s Canadian mineral properties on terms acceptable to EFI.
(2)	Approval of the Transaction by Titan shareholders.
(3)	Approval of the Transaction by EFI shareholders.
(4)	Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange and TSX Venture Exchange.
(5)	Court approval of the plan of arrangement.

The Company believes that the Transaction will provide a number of significant benefits to the shareholders of both companies, including the following:

Increased scale and market presence in the uranium sector.
Substantial NI 43-101 compliant resource (37 million pounds U3 O8 Measured + Indicated, 4.3 million pounds U3 O8 Inferred).
Enhanced near-term production profile.
Focus on US production with low political risk.
Creation of a strong platform for continued uranium consolidation within the US.
Combined management experience and expertise.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	12

MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Titan Uranium Inc. Merger (continued)

The Company has prepared a post-close business plan that addresses working capital requirements and current and future capital project requirements for the combined entities, should the Transaction successfully close. To support the combined business plan at the desired level of budgeted activities, the Company will seek additional outside financing. While the Company is evaluating several financing alternatives, there is no assurance that such financing can be obtained on acceptable terms. Accordingly, while the Company is conducting the financing process, the planned operating activities for both entities will be moderated to ensure that adequate working capital is available beyond calendar year 2012.

Mineral Properties

The Company holds mineral properties in the Western U.S. and in Saskatchewan as follows:

MINERAL PROPERTIES	CLAIMS	APPROX. ACRES
COLORADO PLATEAU (1)	854	30,918
ARIZONA STRIP	170	3,400
OTHER U.S.	18	1,500
CANADA	23	33,504
TOTAL -- MINERAL PROPERTIES	1,065	69,322

(1) Includes Whirlwind Mine, Energy Queen Mine and Sage Plain properties discussed above.

The Colorado Plateau

As noted, the Company’s strategic plan is to become a fully integrated U.S. uranium and vanadium producer, primarily from properties located on the Colorado Plateau in the states of Colorado, Utah and Arizona. Mineral properties in Colorado are located primarily within the Uravan Mineral Belt. The Company’s Utah mineral properties are located in the La Sal Creek District, the Moab District and the San Rafael District. In the state of Arizona, the exploration activities are conducted by the Arizona Strip Partners LLC (“ASP”), a joint venture with Royal USA Inc., formed in June 2008. ASP’s mineral properties are comprised solely of claims located on property in northern Arizona.

During the fiscal year ended September 30, 2011, the Company’s investment in its Colorado mineral properties totalled $1,205,000, of which $754,000 related to the Whirlwind Mine activities discussed above. Net investment in the Utah properties totalled $1,550,000, of which $267,000 related to the Energy Queen Mine activities and $1,215,000 related to purchase of the Hollie Claims in the San Rafael District. Total net investment in the Colorado Plateau properties was $2,755,000. Net investment includes property holding costs, advance royalties, mine development costs, drilling and other exploration activities, less property write-downs for abandoned claims.

The Arizona Strip

In June 2011, the partners of ASP approved the FY 2012 (July 2011 – June 2012) budget with expenditures totalling US$580,000. The expenditures are primarily for Time Domain ElectroMagnetic surveys and funding for four (4) drill holes on targets sited from the results of the seismic surveys. The funding for the FY 2012 budget will be provided by Royal for earn-in credit.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	13

MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mineral Properties (continued)

Cash expenditures for the ASP during the Company’s fiscal year ended September 30, 2011 were $462,000. These expenditures were primarily for drilling activities on the last of four holes drilled pursuant to the FY 2011 budget. These expenditures were funded by Royal for their earn-in credit as required by the joint venture agreement. At September 30, 2011, Royal had funded US$1.53 million of their US$1.9 million earn-in obligation.

Other Mineral Properties

Wyoming - 35-75 Property

Magnum Uranium acquired a 1,080 acre land package in Converse County, Wyoming via a combination of staking and leasing. The property is comprised of 26 federal lode mining claims and 2 private leases. During 2006, Magnum Uranium purchased geological data on the 35-75 property for US$200,000. In November 2007, Magnum Uranium announced a large and statistically significant radon anomaly on its 35-75 property. The alpha track radon survey discovered an anomaly which is approximately 2,500 feet long and 2,000 feet wide covering an area of 87 acres.

This property is immediately adjacent to Cameco Corporation’s Smith Ranch ISR operation. During fiscal year 2010, the Company had discussions with several parties regarding sale of the property. None of the discussions resulted in an offer to purchase the property, and accordingly, the Company concluded that $404,600 in acquisition and deferred exploration costs associated with this property was written off at the end of fiscal year 2010. The Company still maintains legal rights to the property and continues to market the property for sale.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	14

SELECTED ANNUAL INFORMATION

	2011	2010	2009
$000, except per share data	$	$	$
Interest income	11	13	31
Net loss	(3,524)	(4,494)	(7,550)
Basic & diluted net loss per share	(0.03)	(0.05)	(0.13)
Total assets	45,115	34,519	36,044
Total long-term liabilities	401	340	294
Cash dividends declared per share	Nil	Nil	Nil

RESULTS OF OPERATIONS

The Company recorded a net loss of $3,523,700 for the year ended September 30, 2011 (the “Current Year”) compared to a net loss of $4,493,600 for the prior year ended September 30, 2010 (the “Prior Year”), which represents a comparative decrease of $969,900.

Expenses include general and administrative expense, amortization, stock-based compensation and write-down of mineral property costs. Combined, these expenses decreased by $359,800 compared to the Prior Year, primarily due to the mineral property write-offs in FY 2010.

General and administrative (“G&A”) expense is comprised of the Company’s administration, investor relations, and professional fees. Combined, these expenses decreased by $75,100 compared to the Prior Year, the primary reason being reduced consulting fees and commercial insurance costs.

The increase in non-cash stock-based compensation expense of $373,700 in the Current Year was primarily the result of a higher stock price at valuation date compared to the Prior Year.

Mineral property write-downs were $Nil in the Current Year, representing a decrease of $638,400 compared to the Prior Year. The majority of the Prior Year write-off was $404,600 related to the 35-75 property, a former Magnum Uranium property located in Wyoming.

The Company recorded a foreign currency gain of $378,700 in the Current Year, compared to a foreign currency loss of $231,500 in the Prior Year, a change of $610,200. This large change in the foreign currency translation gain/loss between years is the combination of (1) a realized gain of $245,900 on foreign currency translation as the result of converting CAD$9.0 million received from the public offering closed on March 31, 2011 into USD and (2) the Prior Year foreign currency loss which was caused by the change in the CAD/USD exchange rate from an average rate of 1.18 over the 12 months of FY2010 to an average rate of 1.04 over the 12 months of FY2009.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	15

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended September 30, 2011 are:

	Sept 30	June 30	Mar 31	Dec 31
	2011	2011	2011	2010
$000, except per share data	$	$	$	$
Interest income	5	4	1	1
Net loss	(255)	(2,263)	(292)	(714)
Basic & diluted net loss per share	0.00	(0.02)	0.00	(0.01)
Cash used in operations	(707)	(2,042)	274	(683)

	Sept 30	June 30	Mar 31	Dec 31
	2010	2010	2010	2009
$000, except per share data	$	$	$	$
Interest income	1	0	8	4
Net income	(1,751)	(602)	(1,128)	(1,013)
Basic & diluted net loss per share	(0.02)	(0.01)	(0.01)	(0.01)
Cash used in operations	(621)	(360)	(1,717)	(831)

RESULTS OF OPERATIONS

Three Months Ended September 30, 2011 Compared with the Three Months Ended September 30, 2010

For the quarter ended September 30, 2011 (the “Current Quarter”), the Company recorded a net loss of $254,500, a decrease of $1,496,100 compared to $1,750,500 recorded in the prior year quarter ended September 30, 2010 (the “Prior Quarter”).

The underlying factors for the decrease in the loss in the Current Quarter include the combination of:

An increase of $146,600 in general and administrative expenses from $752,800 in 2010 to $899,400 in 2011, primarily due to higher employee salaries and wages and higher investor relation costs.

A decrease of $323,600 in stock-based compensation (non-cash item) from $297,300 in 2010 to a credit of $26,300 in 2011, due primarily to the issuance of 1,755,000 stock options in the Prior Quarter compared to no stock options issued in the Current Quarter.

Mineral property write-downs were $Nil in the Current Quarter, a $638,400 decrease compared to the Prior Quarter. The majority of the Prior Quarter write-off was $404,600 related to the 35-75 property, a former Magnum Uranium property located in Wyoming.

The Company recorded a foreign currency gain of $637,000 in the Current Quarter, compared to a foreign currency loss of $85,400 in the Prior Quarter, a change of $722,400. The large gain in the Current Quarter is primarily due the change in the period end USD/CAD currency translation rate from 0.964 at June 30, 2011 to 1.039 at September 30, 2011.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	16

RESULTS OF OPERATIONS (continued)

Use of Net Proceeds from Equity Financing

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the equity financing net proceeds received from the issuance of 23,000,000 Common Shares on March 31, 2011 as compared to the actual expenses incurred to September 30, 2011.

Use of Equity Financing Net Proceeds	Estimated	Actual Costs
(excluding General Working Capital)	Allocation of Net	Incurred to
	Proceeds	September 30, 2011
Piñon Ridge Mill detailed engineering	$1,400,000	$575,000
Piñon Ridge Mill financial warranty	1,375,000	721,400
Piñon Ridge Mill legal costs	500,000	251,500
Whirlwind Property-exploration drilling	300,000	29,800
Energy Queen-exploration drilling	250,000	29,200
Additional Colorado Plateau property acquisitions	2,250,000	360,100
Resource verification and expansion	950,000	189,100
	$7,025,000	$2,156,100

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations from inception primarily through the issuance of equity securities and currently has no sources of cash flow from operations. In order to finance its activities and working capital requirements, the Company will need to raise sufficient funding through share offerings, debt, from future profitable production or, alternatively, from the proceeds received from the disposition of the properties.

On March 31, 2011, the Company completed a public offering for net proceeds of $10,123,000, net of cash costs totaling $1,377,000. A total of 23,000,000 units were issued at a price of $0.50 each, with each unit comprising one Common Share and one-half of a warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Common Share at a price of $0.65 per share until March 31, 2015. The proceeds are being used to continue advancing the Mill licensing and construction planning process, to maintain existing permits and facilities, for resource expansion on currently owned mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of the Company’s property consolidation strategy.

The Company’s cash resources at September 30, 2011 were $7.22 million. Budgeted cash expenditures for the fiscal year 2012 will range from $5.0 - $5.5 million, which will fund property holding costs; fulfill property work commitments; maintain the current management group; fund permit compliance requirements for the Whirlwind and Energy Queen Mines; fund the Mill license review process; fund investor relations activities and allow the Company to continue the evaluation of consolidation opportunities and continue evaluating capital raise alternatives for long term financing of the construction of the Mill. At the Company’s current budgeted cash utilization rate of approximately $450,000 per month, the Company’s cash resources, will allow it to execute its business plan beyond fiscal year 2012.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	17

LIQUIDITY AND CAPITAL RESOURCES (continued)

Cash and Financial Condition

As at September 30, 2011, the Company had cash resources, consisting of cash, deposits and short-term investments of $7,225,000, an increase of $3,486,000 compared to the September 30, 2010 balance of $3,739,000.

During the year ended September 30, 2011, the Company used $3,073,000 of its cash resources to fund operating activities and $4,180,000 for investing activities primarily on its mineral properties and for deposit of cash collateral in support of the surety bond for the DFP required under the Mill License, and generated cash resources of $10,740,000 from financing activities primarily from the public equity offering which closed on March 31, 2011.

The Company’s working capital as at September 30, 2011 was $7,053,000 compared to working capital of $3,226,000 on September 30, 2010. The $3,827,000 increase was due primarily to the equity financing completed on March 31, 2011.

Operating Activities

Operating activities used $3,073,000 of net cash resources during the Current Year, compared to cash used of $3,529,000 for the Prior Year. The $456,000 decrease in net cash resources used for operating activities is due to a decrease of general and administrative expenses of $75,000, an increase of foreign currency translation gains of $610,000, and cash used by working capital sources of $265,000.

Investing Activities

The Company’s investing activities are for mineral properties, licensing activities for the Mill site, bonding deposits and capital assets. Investing activities used $4,180,000 of cash resources during the Current Year, as compared to $2,726,000 for the Prior Year, an increase of $1,454,000. This increase was primarily due to the posting of cash bonds in the amount of $1,610,000 primarily for the DFP required under the Mill License, and a decrease in cash expenditures for mineral properties and plant and equipment of $344,000.

Financing Activities

Financing activities provided net cash resources of $10,740,000 during the Current Year, compared to cash resources provided of $2,739,000 in the Prior Year. The significant financing activity during the Current Year was the completion of the public equity offering on March 31, 2011 which provided net proceeds of $10,123,000.

Going Concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern. The use of Canadian GAAP applicable to a going concern assumes the Company will be able to finance its operations and capital expenditures, realize the value of its assets, pay its liabilities and meet future obligations in the normal course of business. Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

As is typical of a development stage company, the Company’s ability to continue as a going concern is dependent upon obtaining outside financing to fund its working capital and current and future capital project requirements. On March 31, 2011, the Company completed an equity financing issuing 23,000,000 shares of common stock at a price of $0.50 per share, for gross proceeds of $11.5 million. The additional cash resources have allowed the Company to continue its mineral property consolidation activities and will continue evaluating capital raise alternatives for long term financing of the construction of the Piñon Ridge Mill now that the Company has received the Radioactive Material License from the Colorado Department of Public Health & Environment.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	18

LIQUIDITY AND CAPITAL RESOURCES (continued)

Going Concern (continued)

As noted above, with the approval of the License, the Company has begun the process of seeking project financing for the construction of the mill facility and for funding the decommissioning warranty that must be provided to CDPHE by the Company before and during construction of the Mill. Under the current terms of the License, during FY 2012, the Company will be required to provide prepayments of the decommissioning warranty in the amount of $9.7 million. However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013. Accordingly, the Company will likely seek a deferral of these prepayments until FY 2013. The Company believes that CDPHE will agree to such deferral request since there has been, and will be, no activities on the mill site property that create decommissioning or reclamation liability until the litigation is resolved.

With the net proceeds of the equity financing discussed above, and with its continued focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2012, assuming successful deferral of the decommissioning warranty. Also see Mine Development and Mineral Properties – Titan Uranium Inc. Merger above for discussion of the impact on the Company’s business plan should a proposed merger transaction with a public junior mining company successfully close in early calendar year 2012.

The Company’s ability to obtain additional project financing and deferral of the decommissioning warranty creates a significant doubt as to the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements then, adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications would be necessary. These adjustments could be material.

Contractual Obligations

The Company’s contractual obligations by fiscal year at September 30, 2011:

	2012	2013 - 2016	Thereafter	Total	Interest
	$	$	$	$	Rates
Capital lease obligations	1,118			1,118	3.00%
Interest payment obligations	5			5
	1,123			1,123
Operating lease obligations	84,519	28,416		112,935	n/a
Mill license bonding commitments (1)	9,661,957	412,246	-	10,074,203	n/a
Mineral property commitments	857,597	2,181,986	3,032,029	6,071,612	n/a
Total	10,605,196	2,622,648	3,032,029	16,259,873

(1) Mill License Bonding Commitments

The terms of the License issued to the Company by the CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Mill. To date, the Company has transferred US$844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of US$1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	19

LIQUIDITY AND CAPITAL RESOURCES (continued)

Contractual Obligations (continued)

Three prepayments of the decommissioning warranty remain to be completed under the terms of the License. In August 2011, CDPHE approved the Company’s request to defer its remaining financial assurance payments until next construction season. The revised timetable for submitting the remaining payments are March 7, 2012 (USD$2,898,260), September 7, 2012 (USD$6,401,920) and March 7, 2013 (USD$396,810). These scheduled instalments are based on construction activities beginning in FY 2012. However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013. Accordingly, the Company will likely seek a second deferral of these prepayments until FY 2013. The Company anticipates CDPHE’s agreement to such deferral request since there has been, and will be, no activities on the mill site property that create decommissioning or reclamation liability until the litigation is resolved.

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited US$686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s balance sheet and should be considered not available for general working capital purposes.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OFF BALANCE SHEET TRANSACTIONS

The Company did not enter into any off balance sheet transactions during the Current Year, nor were there any such transactions in existence as at September 30, 2011.

RELATED PARTY TRANSACTIONS

1)	During the year ended September 30, 2011, the Company incurred management consultation expenses of $nil (2010 – $134,196) for the services of its former Chief Executive Officer.

2)	During the year ended September 30, 2011, the Company incurred management consultation expenses of $nil (2010 – $104,099) for the services of its Chief Operating Officer.

3)	During the year ended September 30, 2011, the Company incurred expenditures of $nil (2010 – $42,665) to the spouse of the former Chief Executive Officer of the Company for administrative services.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	20

RELATED PARTY TRANSACTIONS (continued)

4)	During the year ended September 30, 2011, the Company incurred rent expenditures of $nil (2010 – $16,968) for rental space controlled by the former Chief Executive Officer of the Company.

5)	During the year ended September 30, 2011, the Company completed a public equity offering that was managed by a lead underwriting agent who is an associate of a shareholder of EFI.

These transactions occurred in the normal course of operations and are measured at the exchange value.

CHANGES IN ACCOUNTING POLICIES

The Company did not have any changes in accounting policies during the fiscal year ended September 30, 2011, other than noted below.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial Instruments – Recognition and Measurement

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, debt, and capital stock. As required by CICA, the Company adopted CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement, whereby all financial assets and liabilities be classified as one of five categories: held for trading, available for sale, held to maturity, loans and receivables, or other financial liabilities. Cash and cash equivalents are designated as held for trading, and are measured at fair value at the consolidated balance sheet date. Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities and are recorded at amortized cost. The carrying value of long-term debt approximates fair value and has been adjusted for the financing and transaction costs associated with the arrangement of the long-term debt. Accounts payable and accrued liabilities use cost as the estimate of fair value because the difference between cost and amortized cost using the effective interest method has been assessed as insignificant.

In July 2009 the CICA amended Handbook Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument. This pronouncement is effective for fiscal years beginning January 1, 2011. The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded. The Company does not expect the adoption of this pronouncement to have a material impact on its consolidated financial statements.

Financial Instruments – Disclosures

Amendments to CICA Handbook Section 3862 require enhanced disclosures for fair value measurement of financial instruments and liquidity risk effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements include disclosure relating to the level of the fair value hierarchy into which the fair value measurements are categorized, disclosure of significant transfers between levels of the hierarchy including reasons for the transfers, and a reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk. The Company is currently considering the impact of the adoption of this pronouncement.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	21

OUTSTANDING SHARE INFORMATION

As at December 17, 2011, there were 123,999,665 common shares, 6,620,300 stock options and 13,110,000 warrants outstanding. All stock options and warrants are each exercisable for one common share.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Mineral Properties and Deferred Costs

The Company capitalizes exploration and development expenditures related to mineral properties at cost. Depreciation of assets used in connection with capitalized exploration and development activities is also capitalized. These deferred costs are either amortized against future production upon the commencement of commercial production, or written off to the extent that the properties are sold, allowed to lapse, abandoned or determined to be of no economic benefit. General exploration, overhead and administration costs are expensed in the period incurred.

The estimated fair values of the mineral properties are individually assessed regularly by management. This assessment may be estimated by quantifiable geological evidence of a commodity resource or reserve or the

Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed the estimated recoverable value, the costs are written down to the estimated recoverable value.

Asset Retirement Obligations

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities, as well as costs associated with exploration drilling. An ARO is recognized initially at fair value with a corresponding increase in the related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations. The Company periodically adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Stock-based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock, and the risk-free interest rate.

The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration and development expenditures as the stock options vest, and a credit to contributed surplus in shareholders’ equity. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital.

Foreign Exchange

The Company’s reporting and measurement currency is the Canadian dollar. EFRC’s balances are denominated in U.S. dollars. EFRC is financially and operationally interdependent with the Company and as such, is deemed to be an integrated foreign operation for purposes of currency translation. Accordingly, EFRC’s balances are translated into Canadian Dollars as follows:

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	22

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Monetary assets and liabilities at period-end rates;
All other assets and liabilities at historical rates;
Revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains and losses arising on these transactions are reflected in income in the period incurred.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying amount of the assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

Accounting Principles Issued but not yet Implemented

Adoption of International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Accordingly, IFRS will be required for Energy Fuels interim and annual consolidated financial statements for the fiscal year beginning on October 1, 2011. The Company’s first quarterly filing under IFRS will be for the three months ended December 31, 2011. As such, these interim financial statements will be prepared in accordance with IFRS on a comparative basis with the three months ended December 31, 2010. The Company will be required to prepare an opening IFRS statement of financial position as at October 1, 2010, the Company’s “Transition date.”

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. As noted below, the Company has developed a detailed plan for IFRS convergence and a project team was formed in the 4th fiscal quarter of 2010 to execute the plan. Additionally, the Company will seek assistance from independent consultants to provide technical accounting advice and project management guidance, if deemed necessary. The Company will implement a comprehensive IFRS conversion plan, which takes into account matters such as changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes and an assessment of any impact on the Company’s business activities as a result of adoption of IFRS. Regular reporting will be provided by the project team to the audit committee as well as to senior management.

IFRS Convergence Plan

Phase 1 - Review and Assessment

Performance of a detailed review of all relevant IFRS standards to identify differences with the Company’s current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and adoption of accounting policies that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and management information systems. The Company has completed this phase.

MD&A – YEAR ENDED SEPTEMBER 30, 2011

ENERGY FUELS INC.	23

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Accounting Principles Issued but not yet Implemented (continued)

Adoption of International Financial Reporting Standards (continued)

Phase 2 - Design

Evaluation of accounting policy alternatives and investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, management information systems, internal controls and disclosure controls and procedures. The Company has completed this phase.

Phase 3 - Implementation

Implementation of the changes to affected accounting policies and practices, business processes, systems, internal controls and disclosure controls and procedures. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover. The implementation phase will culminate with the collection of financial information necessary to prepare IFRS financial statements and the audit committee’s approval of such financial statements. The Company’s expected timing for conduct of Phase 3 is over the period beginning fiscal Q4 and ending fiscal Q1 (July 1, 2011 to December 31, 2011).

The Company will conduct training sessions targeted to various levels of the organization. The Company will also provide training to key implementation personnel who will monitor and manage the impacts of adoption of IFRS on the Company’s business processes and information systems, and who will develop a broader external communication plan. The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company. The Company’s transition plans are on schedule and further updates on the status of key activities for this project will be provided in subsequent interim and annual Management’s Discussion & Analysis.

Potential Impact of IFRS Implementation

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes. To date, the Company has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies. In addition, the Company also does not expect any change in internal controls over financial reporting as a result of the transition to IFRS.

The following areas have been identified as having the highest potential impact on the Company’s financial reporting. The list and components below should not be regarded as a complete list of changes that will result from the transition to IFRS and will be reviewed and updated in subsequent interim and annual Management’s Discussion and Analysis.

First-time Adoption of IFRS (IFRS-1)

IFRS 1 provides guidance for an entity’s adoption of IFRS for the first time. IFRS-1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However IFRS-1 also provides a number of optional exemptions and mandatory exceptions, in certain areas. The purpose of the options is to provide relief to companies and simplify the conversion process by not requiring them to

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Accounting Principles Issued but not yet Implemented (continued)

Adoption of International Financial Reporting Standards (continued)

recreate information that may not exist or may not have been collected at the inception of the transaction. We have analyzed the various exemptions available and are working towards implementing those most appropriate in our circumstances.

The most significant IFRS-1 exemptions which we are considering applying in the preparation of our first consolidated financial statements under IFRS are as follows.

1.	IFRS-2 Share-based Payments – The Company will apply this standard only to equity instruments issued after November 7, 2002, and that had not vested by the Transition date, October 1, 2010.

2.

IFRS-3 Business Combinations – The Company has an option to apply this standard prospectively from the Transition date. Accordingly, the Company expects to apply the standard prospectively, thus not restating business combinations that took place prior to October 1, 2010.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending December 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS-1.

IFRS-1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1.

Exploration and Evaluation Expenditures - Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral resources. In accordance with IFRS-6, an entity can continue to use accounting policies applied immediately before adopting IFRS. The Company’s current policy is to capitalize exploration and development expenditures related to mineral properties at cost. The Company is in the process of evaluating any changes to its accounting policies related to exploration and evaluation expenditures that would result in a material change to its financial statements at the Transition date.

2.

Impairment of (Non-financial) Assets - IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Under Canadian GAAP, a write down is required when the

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Accounting Principles Issued but not yet Implemented (continued)

Adoption of International Financial Reporting Standards (continued)

estimated fair value, determined using undiscounted estimated future cash flows of a group of assets, is less than its carrying value.

This may result in more frequent write-downs where carrying amounts of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP does not permit reversal of impairment losses.

The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

3.

Share-based Payments - In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a material change to its consolidated financial statements.

4.

Asset Retirement Obligations (Decommissioning Liabilities) - IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

5.

Property and Equipment - IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to property and equipment that would result in a material change to its consolidated financial statements.

6.

Income Taxes - In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. The Company does not expect any changes to its accounting policies related to income taxes that would result in a material change to its consolidated financial statements.

7.

Foreign Currency - IFRS requires that the functional currency of Energy Fuels and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP. The Company is in the process of evaluating any changes to its accounting policies related to foreign currency that would result in a material change to its financial statements at the Transition date.

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RISK FACTORS

A number of factors could cause actual results to differ materially from the results discussed in this management’s discussion and analysis (MD&A), including, but not limited to, fluctuation in the spot prices of uranium and/or vanadium, risks associated with the exploration, development and operation of uranium and vanadium properties, costs associated with bringing any of the Company’s properties into production or with the milling of ores produced from the Company’s properties, the reliability of any resource estimates obtained by the Company, environmental risks, foreign exchange rates, competition, the Company’s ability to manage operations and execute strategies and government regulation of uranium exploration, production and sales, including the export of uranium.

Energy Fuels is dependent upon the services of its existing personnel and its continued development will be dependent on its capacity to attract and retain qualified key personnel at all levels of the Company. The Company will need to raise additional funds to support its operations and to further develop its properties.

The future of Energy Fuel’s liquidity and capital requirements is dependent upon numerous factors, including market conditions, competition and the market price of uranium. Energy Fuels may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Energy Fuels, or at all. Furthermore, such additional equity funding may be dilutive to existing shareholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available on acceptable terms, this could have a material adverse effect on the Company’s business, financial condition and operating results.

Exploration for and development of mineral properties involves significant financial risks, that even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore.

Resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators, as well as on NI 43-101 compliant technical reports completed by Landy A. Stinnett, PE, of FGM Consulting Group, and Douglas C. Peters, CPG, of Peters Geosciences. These technical reports were referred to above with respect to the Company’s Whirlwind and Energy Queen Mines. With regard to all other remaining properties, the Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a Qualified Person at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the Management team. The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at September 30, 2011, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiary would have been known to them.

During the Current Year, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular dated February 9, 2011, which was distributed to shareholders and filed on SEDAR for internet access for public viewing.

OUTLOOK

The Company’s long-term objective is to bring its uranium and vanadium properties into profitable production by acquiring and refurbishing previously producing mines in the western United States. To complement this objective, the Company has acquired approximately 880 acres to build its own uranium and vanadium milling complex west of Naturita, Colorado and adjacent to a US Department of Energy site in the Paradox Valley in order to secure long-term access to milling facilities and to minimize any reliance on third party ore processing mills.

While management believes the long-term outlook remains favourable, the economic uncertainty and financial market volatility that is currently impacting the financial condition, liquidity and future prospects of the Company cannot be ignored. The Company will continue to look for opportunities to reduce costs and defer projects that do not offer immediate return on investment. The Company’s ability to continue as a going concern is dependent upon its ability to finance its current and future operations and future acquisition costs. Although the Company has been successful in raising funds to date, there is significant doubt that adequate funding will be available in the future, or available under terms acceptable to the Company.

Absent additional financing, the Company has sufficient funds to carry out its business plan beyond its fiscal year 2012. In order to accomplish planned exploration and development, pay for administrative costs, pay for costs associated with the Radioactive Material License and fund mill construction expenditures beyond this timeframe, the Company will pursue long-term financing prior to the end of FY 2012.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information in this MD&A contains management’s assessment of the Company’s future plans and may constitute ‘‘forward-looking information’’ under applicable securities laws. Such information may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, achievements, or opportunities expressed or implied by such forward-looking information. This forward-looking information includes estimates, forecasts and statements as to management’s and others’ expectations with respect to, among other things, exploration, development and production strategies and the outlook for the Company and the uranium exploration and mining industry.

When used in this MD&A, such information uses words such as ‘‘may’’, ‘‘will’’, ‘‘estimate’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘could’’ and other similar terminology. This information reflects current expectations regarding future events and operating performance and speaks only as of the date of this MD&A. Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the factors discussed under ‘‘Risk Factors’’. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, the Company cannot assure that actual results will be consistent with this forward-looking information. This forward-looking information is made as of the date of this MD&A, and the Company assumes no obligation to update or revise it to reflect new events or circumstances except as required by law. Forward-looking information and statements for time periods subsequent to fiscal 2011 involve greater risks and require longer-term assumptions and estimates than those made prior, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.

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